Mail Stop 4561
                                                            January 9, 2018

Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

       Re:      Pintec Technology Holdings Limited
                Draft Registration Statement on Form F-1
                Submitted December 13, 2017
                CIK No. 0001716338

Dear Mr. Wei:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Business, page 1

1. You disclose that you have 10 million registered users and over 2.6 million cumulative unique borrowers as of September 30, 2017. For each period presented, please disclose the number of registered users; the number of unique borrowers, including the number of unique borrowers of personal installment loans versus the number of unique borrowers of point-of-sale installment loans; and the number of loans facilitated, including the number of point-of-sale installment loans facilitated versus the number of personal installment loans facilitated. In this regard, we note your disclosure suggests that your point-of-sale lending solutions business has represented a significantly higher number of facilitated
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 2

       loans and unique borrowers. For example, while you approved approximately 575,000 customers for your personal installment loan credit lines in the aggregate amount of
       RMB4.1 billion in 2016, we note that the aggregate amount outstanding was RMB998 million as of December 31, 2016. Further, for the nine months ended September 30,
       2017, the aggregate amount of credit lines that were approved was RMB20.6 billion, but the amount of personal installment loans facilitated was RMB5,071 million.

2.     Please revise to disclose how you determine that a borrower is unique.

3. Please disclose your potential conflicts of interest with the Jimu Group in the prospectus summary. Also disclose that the company and Jimu Group are under the control of the same shareholders and the same board members. Clarify which, if not all, members of the company's board of directors also serve on the board of the Jimu Group. Disclose whether you have policies in place regarding the manner in which your board will resolve any conflicts of interest.

4. You state that you have 10 million registered users for your point-of-sale financing and your personal and business installment loan solutions as of September 30, 2017. We note, however, that registration for your platform only requires a name, identification number, and mobile phone number and that an individual will not be vetted for creditworthiness until a loan request has been submitted, which ultimately is subject to the approval of a financial partner. As such, please revise the definition of a registered user provided on page 6, which suggests that a user is an applicant whose creditworthiness is being evaluated, as well as your reference to users as "potential borrowers" on page 109.

Non-GAAP Financial Measures, page 10

5. Please explain your basis for disclosing "Adjusted net service revenue" and revise to disclose how this measure is useful to an investor. Refer to Item 10(e)(1)(i)(C) of
       Regulation S-K. Tell us why you have excluded wealth management service fees and explain why you have not reduced this measure for origination and service costs. Also, explain your basis for labeling this measure as a revenue measure when it appears to be a measure of profitability.

Risk Factors, page 12

6. You disclose on page 105 that you seek international expansion. Please provide a risk factor highlighting the risks inherent in this strategy. In this regard, we note that you intend to mitigate local regulatory and business risk by partnering with local entities.
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 3

"We face credit risks in certain funding situations" page 17

7. Please disclose that you expect to bear credit risk for some personal and business installment loans that are facilitated pursuant to credit enhancement arrangements that you recently decided to undertake. As you intend to reduce your reliance on Jimu Group, which had provided guarantee services, address the risk that this development poses to your goal of minimizing the credit risk that you take on loans that you facilitate.

"We are an emerging growth company . . . ," page 51

8. To the extent you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jobs Act, revise to disclose that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates. In this regard, we note the forepart of the registration statement indicates that you have elected not to opt out of such extended transition period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 73

9. To provide additional context regarding your point-of-sale lending solutions business, please disclose that your point-of-sale installment loan business has been operating at a gross loss, as indicated by the audited statement of operations and comprehensive loss of
       Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. for the six months ended
       June 30, 2016, provided on page F-46.

Key Factors Affecting Our Results of Operations, page 73

10. You state that future profitability is substantially dependent on shifting your product mix to include a higher proportion of personal installment loans, including the conversion of users of point-of-sale installment loans to borrowers of personal installment loans. We note, however, that you tend to attract new business partners with large user bases, like
       Qunar, by charging relatively low fees for your point-of-sale lending solutions. We also note that the personal installment loans that you facilitate carry a significantly higher weighted average APR and the proceeds from personal installment loans are used by borrowers for general consumption purposes, as opposed to the purchase of a specific product or service of the respective business partner. As these factors appear to constitute a significant challenge to profitability and your goal to serve as a "pure financial solutions provider," please revise to discuss this challenge and related risks and the actions that management is taking to address them. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 4

Critical Accounting Policies, Judgments and Estimates, page 82

11. Revise to disclose your policy for and estimates related to the allowance for credit losses.
       Refer to Section V. of SEC Release No. 33-8350.

Share-based compensation expenses, page 85

12. Please provide us with a breakdown of all share options granted to date in fiscal year
       2017 and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Liquidity and Capital Resources, page 89

13. Please revise to disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

Industry Overview

Consumer Finance Enablement Platforms in China, page 94

14. We note your disclosure on page 97 that non-bank SME lending will see significant growth in the future. Please quantify this projection to be consistent with other information derived from the report commissioned by you and prepared by Oliver
       Wyman.

Business

Our Financial Solutions

Lending Solutions, page 109

15. We note the loan term of your point-of-sale installment loans ranges from 1 to 24 months.
       On page F-18, however, you state that your financing receivables portfolio mainly consists of personal loans with the term periods ranging from 30 days to 12 months.
       Please reconcile by providing clarifying disclosure in a footnote to the table, or advise.
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 5

Business Development, page 120

16. You state that your Dumiao brand and your Polaris brand are "widely recognized" in
       China for financial solutions in consumer lending and wealth management, respectively.
       Although you disclose that you are a leading independent technology platform enabling financial services in China, we note your disclosures on pages 97 and 98 indicate that the outstanding balance of consumer finance loans facilitated through enablement platforms and the assets under management facilitated by robo-advisory services represented approximately 1% and less than 1%, respectively, of the relevant market in China at the end of 2016. Therefore, please provide support for your assertion, or revise.

Related Party Transactions

Transactions with BBAE Holdings Limited, page 145

17. Please identify the director of the company who also serves as a director of BBAE
       Holdings Limited.

Where You Can Find Additional Information, page 189

18. We note your statement in the second paragraph that representations and warranties were made solely for the benefit of the parties to agreements. Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

Combined Financial Statements

Note 1. Organization and principal activities

(b) Reorganization

Basis of Presentation for the Reorganization, page F-9

19. You disclose that your presentation may not necessarily reflect your results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis during the period presented. Please revise to provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Also, revise to disclose an assertion that the allocation methods used are reasonable. Refer to Question 2 of SAB Topic 1.B.1.

(d) Risks in relation to the VIE structure, page F-12

20. Please revise to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 6

       WFOEs for accrued service fees, if any. In addition, describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 50-5A.d.

Note 2. Summary of significant accounting policies

(h) Financing receivables, net, page F-18

21. Please revise to provide the disclosures required by ASC 310-10-50-6, -7, -7A and -11B(a)(1).

(n) Funding Debts, page F-20

22. Please revise to expand your accounting policy for funding debts. Describe the terms of your arrangements in further detail including the timing of cash settlement or maturity.

(o) Revenue Recognition

Technical service fees, page F-22

23. Please revise to disclose the typical timing of revenue recognition for credit assessment fees. Also, tell us the amount of deferred revenue balance relating to credit assessment services that are recognized over time due to cash collection limitations.

24. Please revise to disclose the typical term over which monthly payment collection services are provided and your standard billing terms.

(y) Segment reporting, page F-26

25. You appear to have 3 distinct lines of business: point-of-sale financing, personal and business installment loans, and wealth management products. Please tell us how you considered ASC 280-10-50 in your determination that you have one reportable segment and address the following:

              Describe the company's internal management reporting process, including the organization and reporting structure;
              Identify the individuals that report directly to the chief operating decision maker
              ("CODM") and describe their responsibilities;
              Describe how performance of the individuals that report to the CODM is evaluated, including consideration of compensation and performance bonuses;
              Describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 7

              CODM makes changes to the budget;
              Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget to actual variances;
              Describe how performance of the different lines of businesses is evaluated;
              Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment; and Describe the internal management reports, including the nature of and level of
              detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

Note 19. Subsequent events, page F-42

26. For any share options or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to
       ASC 855-10-50-2(b).

Item 8. Exhibits and Financial Statement Schedules, page II-3

27. Please file your contract with Qunar as an exhibit to the registration statement, or advise.
       In this regard, we note your disclosure on page 15 that your cooperation with Qunar represented 55.8% of your total revenues in fiscal year 2016 and that your business may be substantially dependent upon your agreement and relationship with Qunar. Refer to
       Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

General

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

29. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms
       Compliance and Disclosure Interpretations.
 Wei Wei
Pintec Technology Holdings Limited
January 9, 2018
Page 8

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information
                                                           Technologies and
Services

cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP